SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of Subject Company)

MERCURY INTERACTIVE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $.002 per share

(Title of Class of Securities)

589405109 (Common Stock)

(CUSIP Number of Class of Securities)

Anthony Zingale

Chief Executive Officer

379 North Whisman Road

Mountain View, California 94043-3969

(650) 603-5200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Mann, Esq.

Michael G. O’Bryan, Esq.

Jaclyn Liu, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

(415) 268-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Attached below is a letter sent to customers of Systinet, a division of Mercury Interactive Corporation.

Dear [customer]:

As you are probably aware, on July 25, Hewlett-Packard announced a definitive agreement to acquire Mercury Interactive Corporation through a cash tender offer of $52.00 per share. This is exciting news, and we believe a very positive development for HP, Mercury, and Systinet customers and partners.

The proposed merger would bring together the strength of HP OpenView systems, network, and IT service management software, Mercury’s application management and application delivery, and Systinet’s market-leading service-oriented architecture governance solutions—providing you with the industry’s most robust suite for optimizing, automating, and aligning IT services with business needs.

This is especially good news for Systinet customers. HP and Systinet have a longstanding partnership, with HP being a founding member of our Governance Interoperability framework (GIF), which provides key integration points between HP’s SOA Manager and the Systinet 2 platform. We have joint customers using these products today, and have worked closely with HP marketing, sales and technical staff to provide joint solutions.

This announcement should not significantly impact how you interact and work with Systinet. Going forward, you can expect me to stay in close communication with you and to convey news about the transaction as it becomes publicly available.

If you have any questions or concerns, please contact me.

Sincerely,

Frequently asked HR Questions for Mercury Employees

Update August 3, 2006

Thank you for all of your questions. Most are aligned on common themes, so we are providing the answers here for the benefit of all Mercury people. Please be patient as we continually gather more answers—it is very important to us that we provide final and accurate information to you. In addition, these questions require legal review and filing by the SEC.

COMPENSATION AND BENEFITS

Is the club trip in Thailand still a go?

Yes, the club trip will still be held.

As a former HP employee, will I receive credit toward my benefits for my prior HP service?

If you return to HP in a benefit-eligible status and in a different year than the one in which you left HP, you can resume participation in most HP benefits.

Is Mercury still shutting down for the Thanksgiving week, and subtracting three days’ PTO from our PTO accounts?

Yes. That holiday shut down plan remains intact.

What is Mercury’s severance policy?

Mercury’s severance policy is determined in accordance with local law and practice in each particular geographic region. If you would like to know the severance policy for the country where you are employed, please contact your local People representative.

Will sales commission plans remain as is for 2006?

Yes. All pay schedules remain as is until the close of the deal, and sales commission plans will remain as is through 2006.

When can Mercury sales people expect to hear more about HP’s field sales incentive pay program?

Mercury and HP are working on a transition plan for those who are eligible for incentive pay. The impacted Mercury people will be hearing directly once plans are finalized.

What is the impact on my bonus plan?

Mercury is running business as usual, so there will be no impact between now and the close of the deal. More information will be provided as we get closer to the close.

I’m on Education Assistance Plan. Will this still be honored?

All benefits remain intact between now and the close. Employees will be realigned to HP benefits once the deal is completed.

I work outside the U.S. What will happen with my position? My benefits?

As in the U.S., Mercury and HP staff will work together to build the best possible teams in regions around the world. In accordance with HP practices, employees of Mercury outside the U.S. will be offered HP employment subject to and in accordance with applicable local laws and practices. Employees will be informed individually about details of their benefit package.

ORGANIZATION

If I am not offered a continuing position with HP in Mountain View or other locations, can I be considered for positions in other HP organizations, such as Cupertino, or to work remotely for other HP groups?

HP posts all open positions on its website, and you may apply for those positions according to its transfer policies.

Can I consider other HP jobs once I’m an HP employee?

Because of the need for business stability, people are usually asked to stay in their assignments for a period of time per HP’s transfer policies. Exceptions could be made based on factors like personal hardship, business need, etc. HP is a large, diverse company and it is excited about the enhanced career opportunities that may ultimately be available to Mercury employees.

EQUITY

What vesting schedule will apply to Mercury options assumed by HP?

The current vesting schedule will continue to apply.

When will I be able to exercise my options?

There has been no change as a result of the merger announcement to the previously announced global option exercise black-our relating to Mercury’s Form S-8. The FAQ HR Questions for Mercury Employees posted on Inside Mercury provides additional answers to questions about the impact of the merger on your Mercury stock, Mercury stock options, and participation in Mercury’s ESPP purchase period ending August 15, 2006.

When will I be able to sell Mercury stock?

We know there are employees who have been on the trading blackout list for a long time. We are periodically reviewing the status and will let you know when these restrictions clear.

What will be the position regarding vested and non-vested stock options that remain outstanding following the closing of the merger?

Non-vested options and vested options priced greater than $52 that remain outstanding following the closing of the merger will be converted into options for HP stock after the close of the deal. The conversion ratio will be determined at that time.

Do I need to do anything to have my Mercury options converted into options for HP stock?

As more information becomes available, we will share it with you.

How will new hires’ options be priced?

There will be no change to our current policies with respect to new hire option grants. Each month, proposed option grants to employees hired in the prior month are reviewed by the Compensation Committee. Options are granted with an exercise price equal to the fair market value of our common stock on the date of grant, and the grants are communicated to employees by email thereafter.

What is the impact of the merger on any bonus plan that I currently participate in?

From now until the closing, this is “business as usual.” As we approach the closing date, more information will be provided about HP compensation plans and the expected timing of our participation in them.

EQUITY (ESPP-RELATED QUESTIONS)

What if I leave the company after August 15, 2006 and before the HP close?

If your employment terminates prior to the closing, you will not receive the cash out payment relating to the ESPP and your accumulated payroll deductions will be returned to you.

What if I have a financial hardship and want the ESPP cash-out payment sooner? (Before the close?)

This is not an option. However, you can withdraw from the ESPP and your accumulated payroll deductions will be returned to you. You will not receive the cash out payment in this event.

What is the tax/compensation/2006 W2 implication?

Mercury cannot give financial or tax advice and suggests you seek out a professional tax or financial advisor.

What if I withdrew from the ESPP before the merger announcement? Can I be reinstated before August 15, 2006?

No.

What if I want the shares vs. the cash?

Mercury cannot issue shares to complete the ESPP purchase period as a result of the option exercise blackout relating to the SEC Form S-8. The cash-out payment is the alternative arrangement that was reached in the context of the merger agreement.

The exercise blackout that relates to the status of our SEC Form S-8 is still in effect. Options that are outstanding at the closing will generally be assumed or be cashed out as covered in a previous Q&A.

GENERAL

I work as a contractor. What will happen?

Between now and closing of the transaction, there will be no changes in the day-to-day activities at Mercury. As more information becomes available, your employer will share it with you.

What is HP’s approach to the permanent residency process?

HP supports reasonable means of U.S. permanent residency sponsorship for HP U.S. employees so long as the individual’s performance is satisfactory and their position continues to meet HP business need. In an acquisition situation, HP would refer pending cases to determine if the case may proceed reasonably and would plan on arguing “successor” status on all reasonable cases so the case may continue without disruption. Mercury and HP are working on a plan for individuals on pursuing permanent residency status. Individual Mercury people will be hearing directly once plans are finalized.

What are the closing conditions?

The tender offer is subject to a number of conditions, including that Mercury has filed its Annual Report on Form 10-K for its fiscal year ended Dec. 31, 2005, that the holders of a majority of the outstanding shares have tendered their shares for payment, and other customary closing conditions. These conditions are detailed in the merger agreement on file with the SEC and available at www.sec.gov.

May I sign long-term contracts with vendors between now and the close?

All contracts should continue to go through our normal authorization process, including Finance and Legal approvals. In addition, long-term and other significant contracts should be reviewed by the appropriate members of E*Staff to determine whether they make sense for the business and whether they are subject to HP’s contractual approval rights.

Safe Harbor

The above materials may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding, transitional plans and expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Mercury stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that Mercury’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business, Mercury’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control, as well as risks and uncertainties associated with the ongoing investigation by the Securities and Exchange Commission, ongoing litigation matters arising out of Mercury’s historical practice relating to stock-based compensation, and the effect of the Wells notices received by certain of the Company’s directors. If the transaction does not close, Mercury’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see Mercury’s SEC reports, including the Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2005, which is available at the SEC’s website at http://www.sec.gov. Mercury disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of Mercury has not yet commenced. These materials are neither offers to purchase nor solicitation of offers to sell securities. At the time the tender offer is commenced, a wholly-owned subsidiary of Hewlett-Packard will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mercury will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Mercury’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.